EXHIBIT 99.1
NEWELL RUBBERMAID INC. SAFE HARBOR STATEMENT
The Company has made statements in its Annual Report on Form 10-K for the year ended December 31, 2014, as well as in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, and the documents incorporated by reference therein that constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties. The statements relate to, and other forward-looking statements that may be made by the Company may relate to, but are not limited to, information or assumptions about the effects of sales (including pricing), income/(loss), earnings per share, return on equity, return on invested capital, operating income, operating margin or gross margin improvements or declines, Project Renewal, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, debt ratings, availability of financing, interest rates, restructuring and other project-related costs, impairment and other charges, potential losses on divestitures, impacts of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings, inflation or deflation with respect to raw materials and sourced products, productivity and streamlining, synergies, changes in foreign exchange rates, product recalls, expected benefits and financial results from recently completed acquisitions and planned divestitures, management’s plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “project,” “target,” “plan,” “expect,” “will,” “should,” “would” or similar statements. Forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. The factors that are discussed below, as well as the matters that are set forth generally in the 2014 Form 10-K and the second quarter 2015 Form 10-Q and the documents incorporated by reference therein could cause actual results to differ. Some of these factors are described as criteria for success. The Company's failure to achieve, or limited success in achieving, these objectives could result in actual results differing materially from those expressed or implied in the forward-looking statements. In addition, there can be no assurance that the Company has correctly identified and assessed all of the factors affecting the Company or that the publicly available and other information the Company receives with respect to these factors is complete or correct.
The Company is subject to risks related to its dependence on the strength of retail, commercial and industrial sectors of the economy in various parts of the world.
The Company’s business depends on the strength of the retail, commercial and industrial sectors of the economy in various parts of the world, primarily in North America, and to a lesser extent Europe, Central and South America, and Asia. These sectors of the economy are affected primarily by factors such as consumer demand and the condition of the retail industry, which, in turn, are affected by general economic conditions. With continuing challenging global economic conditions, particularly outside the U.S., there has been considerable pressure on consumer demand, and the resulting impact on consumer spending has had and may continue to have an adverse effect on demand for the Company’s products, as well as its financial condition and results of operations. The Company could also be negatively impacted by economic crises in specific countries or regions, including the deterioration in the creditworthiness of, or a default by, the issuers of sovereign debt. Such events could negatively impact the Company’s overall liquidity and/or create significant credit risks relative to its local customers and depository institutions. Consumer demand and the condition of these sectors of the economy may also be impacted by other external factors such as war, terrorism, geopolitical uncertainties, public health issues, natural disasters and other business interruptions. The impact of these external factors is difficult to predict, and one or more of these factors could adversely impact the Company’s business.
The Company is subject to intense competition in a marketplace dominated by large retailers and e-commerce companies.
The Company competes with numerous other manufacturers and distributors of consumer and commercial products, many of which are large and well-established. The Company’s principal customers are large mass merchandisers, such as discount stores, home centers, warehouse clubs, office superstores, commercial distributors and e-commerce companies. The dominant share of the market represented by these large mass merchandisers, together with changes in consumer shopping patterns, has contributed to the formation of dominant multi-category retailers and e-commerce companies that have strong negotiating power with suppliers. Current trends among retailers and e-commerce companies include fostering high levels of competition among suppliers, demanding innovative new products, requiring suppliers to maintain or reduce product prices, and requiring product delivery with shorter lead times. Other trends are for retailers and e-commerce companies to import products directly from foreign sources and to source and sell products under their own private label brands, typically at lower prices, that compete with the Company’s products.
The combination of these market influences and retailer consolidation has created an intensely competitive environment in which the Company’s principal customers continuously evaluate which product suppliers to use, resulting in downward pricing pressures and the need for big, consumer-meaningful brands, the ongoing introduction and commercialization of innovative new products, continuing improvements in category management and customer service, and the maintenance of strong relationships with large, high-volume purchasers. The Company also faces the risk of changes in the strategy or structure of its major customers, such as overall store and inventory reductions. The intense competition in the retail and e-commerce sectors, combined with the overall economic environment, may result in a number of customers experiencing financial difficulty, or failing in the future. In particular, a loss of, or a failure by, one of the Company’s large customers would adversely impact the Company’s sales and operating cash flows. To address these challenges, the Company must be able to respond to competitive factors, and the failure to respond effectively could result in a loss of sales, reduced profitability and a limited ability to recover cost increases through price increases.
The Company’s customers may further consolidate, which could adversely affect its sales and margins.
The Company’s customers have steadily consolidated over the last two decades. In 2013, two of the Company’s large customers, Office Depot and OfficeMax, completed their previously announced merger. In February 2015, Staples and Office Depot announced plans to merge. The Company currently expects the combined companies will take actions to harmonize pricing from their suppliers, close retail outlets and rationalize their supply chain, which will negatively impact the Company’s sales and margins and adversely affect the Company’s business and results of operations. There can be no assurance that following consolidation these and other large customers will continue to buy from the Company across different product categories or geographic regions, or at the same levels as prior to consolidation, which could negatively impact the Company’s financial results. Further, if the consolidation trend continues, it is likely to result in future pressures that could reduce the Company’s sales and margins and have a material adverse effect on the Company’s business, results of operations and financial condition.
The Company’s plans to continue to improve productivity and reduce complexity and costs may not be successful, which would adversely affect its ability to compete.
The Company’s success depends on its ability to continuously improve its manufacturing operations to gain efficiencies, reduce supply chain costs and streamline or redeploy nonstrategic selling, general and administrative expenses in order to produce products at a best-cost position and allow the Company to invest in innovation and brand building. The Company is currently in the process of implementing Project Renewal, a global initiative designed to reduce the complexity of the organization, increase investment in the Company’s most significant growth platforms and align the business around two key activities - Brand & Category Development and Market Execution & Delivery. Project Renewal may not be completed substantially as planned, may be more costly to implement than expected, or may not result in, in full or in part, the positive effects anticipated. In addition, such initiatives require the Company to implement a significant amount of organizational change, which could have a negative impact on employee engagement, divert management’s attention from other concerns, and if not properly managed, impact the Company’s ability to retain key employees, cause disruptions in the Company’s day-to-day operations and have a negative impact on the Company’s financial results. It is also possible that other major productivity and streamlining programs may be required in the future.
If the Company is unable to commercialize a continuing stream of new products that create demand, the Company’s ability to compete in the marketplace may be adversely impacted.
The Company’s strategy includes investment in new product development and a focus on innovation. Its long-term success in the competitive retail environment and the industrial and commercial markets depends on its ability to develop and commercialize a continuing stream of innovative new products and line extensions that create demand. New product development and commercialization efforts, including efforts to enter markets or product categories in which the Company has limited or no prior experience, have inherent risks. These risks include the considerable costs involved, such as development and commercialization, product development or launch delays, and the failure of new products and line extensions to achieve anticipated levels of market acceptance or growth in sales or operating income. The Company also faces the risk that its competitors will introduce innovative new products that compete with the Company’s products. In addition, sales generated by new products or line extensions could cause a decline in sales of the Company’s existing products. If new product development and commercialization efforts are not successful, the Company’s financial results could be adversely affected.
If the Company does not continue to develop and maintain consumer-meaningful brands or realize the anticipated benefits of increased advertising spend, its operating results may suffer.
The Company’s ability to compete successfully also depends increasingly on its ability to develop and maintain consumer-meaningful brands so that the Company’s retailer and other customers will need the Company’s products to meet consumer demand. Consumer-meaningful brands allow the Company to realize economies of scale in its operations. The development and maintenance of such brands require significant investment in brand-building and marketing initiatives. While the Company plans to continue to increase its expenditures for advertising and other brand-building and marketing initiatives over the long term, the initiatives may not deliver the anticipated results and the results of such initiatives may not cover the costs of the increased investment.

Price increases in raw materials and sourced products could harm the Company’s financial results.
The Company purchases raw materials, including resin, principally polyethylene, polypropylene and copolyester, corrugate, steel, gold, brass and aluminum, which are subject to price volatility and inflationary pressures. The Company’s success is dependent, in part, on its continued ability to reduce its exposure to increases in those costs through a variety of programs, including periodic purchases, future delivery purchases, long-term contracts, sales price adjustments and certain derivative instruments, while maintaining and improving margins and market share. Also, the Company relies on third-party manufacturers as a source for its products. These manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount the Company pays for sourced products. Raw material and sourced product price increases may more than offset the Company’s productivity gains and price increases and adversely impact the Company’s financial results.
If the Company is unable to make strategic acquisitions and to integrate its acquired businesses, the Company’s future growth and profitability could be adversely impacted.
The Company’s ability to continue to make strategic acquisitions and to integrate the acquired businesses successfully remain important factors in the Company’s future growth. In 2014, the Company completed the acquisitions of Ignite and Baby Jogger and the assets of bubba. The Company’s ability to successfully integrate these or any other acquired business is dependent upon its ability to identify suitable acquisition candidates, integrate and manage product lines that have been acquired, obtain anticipated cost savings and operating income improvements within a reasonable period of time, assume unknown liabilities, known contingent liabilities that become realized or known liabilities that prove greater than anticipated, and manage unanticipated demands on the Company’s management, operational resources and financial and internal control systems. Furthermore, the Company’s ability to finance major acquisitions may be adversely affected by the Company’s financial position and access to credit markets. In addition, significant additional borrowings would increase the Company’s borrowing costs and could adversely affect its credit rating and could constrain the Company’s future access to capital. The Company may not successfully manage these or other risks it may encounter in acquiring a business or product line, which could have a material adverse effect on its business.
Circumstances associated with divestitures and product line exits could adversely affect the Company’s results of operations and financial condition.
The Company continues to evaluate the performance and strategic fit of its businesses and products. During 2014, the Company's Endicia and Culinary electrics and retail businesses were classified as discontinued operations based on the Company's commitment to sell these businesses, and the Company may decide to sell or discontinue other businesses or products in the future based on an evaluation of performance and strategic fit. A decision to divest or discontinue a business or product may result in asset impairments, including those related to goodwill and other intangible assets, and losses upon disposition, both of which could have an adverse effect on the Company’s results of operations and financial condition. In addition, the Company may encounter difficulty in finding buyers or executing alternative exit strategies at acceptable prices and terms and in a timely manner. In addition, prospective buyers may have difficulty obtaining financing. Divestitures and business discontinuations could involve additional risks, including the following:

•	difficulties in the separation of operations, services, products and personnel;

•	the diversion of management's attention from other business concerns;

•	the retention of certain current or future liabilities in order to induce a buyer to complete a divestiture;

•	the disruption of the Company’s business; and

•	the potential loss of key employees.
The Company may not be successful in managing these or any other significant risks that it may encounter in divesting or discontinuing a business or exiting product lines, which could have a material adverse effect on its business.
The Company is subject to risks related to its international operations and sourcing model.
International operations are important to the Company’s business, and the Company’s strategy emphasizes international growth. In addition, as the Company sources products in low-cost countries, particularly in Asia, it is exposed to additional risks and uncertainties. Foreign operations can be affected by factors such as currency devaluation; other currency fluctuations; tariffs; nationalization; exchange controls; price controls; labor inflation; interest rates; limitations on foreign investment in local business; compliance with U.S. laws affecting operations outside the United States, such as the Foreign Corrupt Practices Act; and other political, economic and regulatory risks and difficulties. The Company also faces risks due to the transportation and logistical complexities inherent in reliance on foreign sourcing.

The Company has foreign currency translation and transaction risks that may materially adversely affect the Company’s operating results, financial condition and liquidity.
The financial position and results of operations of many of the Company’s international subsidiaries are initially recorded in various foreign currencies and then translated into U.S. Dollars at the applicable exchange rate for inclusion in the Company’s financial statements. The strengthening of the U.S. Dollar against these foreign currencies ordinarily has a negative impact on the Company’s reported sales and operating margin (and conversely, the weakening of the U.S. Dollar has a positive impact). For the quarter ended June 30, 2015, foreign currency unfavorably affected reported sales by $88.6 million compared to the quarter ended June 30, 2014. The volatility of foreign exchange rates may materially adversely affect the Company’s operating results.
The margin impacts from changes in foreign currency are because the Company’s costs for produced and sourced products are largely denominated in U.S. Dollars, and the Company’s international operations generally sell the Company’s products at prices denominated in local currencies. When local currencies decline in value relative to the U.S. Dollar in the regions in which the Company sells products whose costs are denominated in U.S. Dollars, the Company’s international businesses would need to increase the local currency sales prices of the products and/or reduce costs through productivity or other initiatives in order to maintain the same level of profitability. The Company may not be able to increase the selling prices of its products in its international businesses due to market dynamics, competition or otherwise and may not realize cost reductions through productivity or other initiatives. As a result, gross margins and overall operating results of the Company’s international businesses would be adversely affected when the U.S. Dollar strengthens.
The Company has been and will continue to be impacted by developments in Venezuela including the significant devaluations of the Venezuelan Bolivar Fuerte that have occurred in recent years as well as the implementation of related exchange controls. In addition, in the first quarter of 2014, the Venezuelan government issued a Law on Fair Pricing which establishes a maximum profit margin of 30%, thereby limiting the Company’s ability to implement price increases, which had been one of the key mechanisms to offset the effects of continuing high inflation and the impact of currency devaluation. In 2015, regulations will require the Company to identify the ultimate retail price to consumers on products it sells, which could adversely affect the prices the Company charges to its distributor customers. Going forward, additional government actions, including in the form of further currency devaluations, continued import authorization controls, foreign exchange, price or profit controls or expropriation or other form of government take-over could have further adverse impacts on the Company’s business, results of operations, cash flows and financial condition.
See Management’s Discussion and Analysis of Financial Condition and Results of Operations and Footnote 1 of the Notes to Condensed Consolidated Financial Statements for further information.
The inability to obtain raw materials and finished goods in a timely manner from suppliers would adversely affect the Company’s ability to manufacture and market its products.
The Company purchases raw materials to be used in manufacturing its products. In addition, the Company relies on third-party manufacturers as a source for finished goods. The Company typically does not enter into long-term contracts with its suppliers or sourcing partners. Most raw materials and sourced goods are obtained on a “purchase order” basis; however, in limited cases where the Company has supply contracts with fixed prices, the Company may be required to purchase raw materials at above-market prices, which could adversely impact gross margins. In addition, in some instances the Company maintains single-source or limited-source sourcing relationships, either because multiple sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. In particular, the Company’s Baby & Parenting business has a single source of supply for products that comprise a majority of Baby & Parenting’s sales and which owns the intellectual property for many of those products. Financial, operating or other difficulties encountered by the Company’s suppliers and/or sourcing partners or changes in the Company’s relationships with them could result in manufacturing or sourcing interruptions, delays and inefficiencies, and prevent the Company from manufacturing or obtaining the finished goods necessary to manufacture and market its products, which could have a material adverse effect on its business.
A failure of one or more key information technology systems, networks, processes, associated sites or service providers could have a material adverse impact on the Company’s business or reputation.
The Company relies extensively on information technology (IT) systems, networks and services, including Internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting business. The various uses of these IT systems, networks and services include, but are not limited to:

•	ordering and managing materials from suppliers;

•	converting materials to finished products;

•	shipping products to customers;

•	marketing and selling products to consumers;

•	collecting and storing customer, consumer, employee, investor and other stakeholder information and personal data;

•	processing transactions;

•	summarizing and reporting results of operations;

•	hosting, processing and sharing confidential and proprietary research, business plans and financial information;

•	complying with regulatory, legal or tax requirements;

•	providing data security; and

•	handling other processes necessary to manage the Company’s business.
Increased IT security threats and more sophisticated computer crime, including advanced persistent threats, pose a potential risk to the security of the Company’s IT systems, networks and services, as well as the confidentiality, availability and integrity of the Company’s data. If the IT systems, networks or service providers relied upon fail to function properly, or if the Company suffers a loss or disclosure of business or stakeholder information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and business continuity plans do not effectively address these failures on a timely basis, the Company may suffer interruptions in its ability to manage operations and reputational, competitive and/or business harm, which may adversely impact the Company’s results of operations and/or financial condition.
Impairment charges could have a material adverse effect on the Company’s financial results.
Future events may occur that would adversely affect the reported value of the Company’s assets and require impairment charges. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on the Company’s sales and customer base, the unfavorable resolution of litigation, a material adverse change in the Company’s relationship with significant customers or business partners, or a sustained decline in the Company’s stock price. The Company continues to evaluate the impact of economic and other developments on the Company and its business units to assess whether impairment indicators are present. Accordingly, the Company may be required to perform impairment tests based on changes in the economic environment and other factors, and these tests could result in impairment charges in the future.
The Company’s businesses are subject to regulation in the U.S. and abroad.
Changes in laws, regulations and related interpretations may alter the environment in which the Company does business. This includes changes in environmental, competitive and product-related laws, as well as changes in accounting standards, taxation and other regulations. Accordingly, the Company’s ability to manage regulatory, tax and legal matters (including environmental, human resource, product liability, patent and intellectual property matters), and to resolve pending legal and environmental matters without significant liability could require the Company to record significant reserves in excess of amounts accrued to date or pay significant fines during a reporting period, which could materially impact the Company’s results. In addition, new regulations may be enacted in the U.S. or abroad that may require the Company to incur additional personnel-related, environmental or other costs on an ongoing basis, significantly restrict the Company’s ability to sell certain products, or incur fines or penalties for noncompliance, any of which could adversely affect the Company’s results of operations. For example, the United States Consumer Product Safety Commission and Health Canada are advocating for more strict design standards for window blinds that if implemented, would require the Company to redesign all window blinds sold in the U.S. and Canada. For certain products, redesign may not be possible or practical, and as a result, the Company would lose revenues from the sales of such products.
As a U.S.-based multinational company, the Company is also subject to tax regulations in the U.S. and multiple foreign jurisdictions, some of which are interdependent. For example, certain income that is earned and taxed in countries outside the U.S. is not taxed in the U.S. until those earnings are actually repatriated or deemed repatriated. If these or other tax regulations should change, the Company’s financial results could be impacted.
The Company may not be able to attract, retain and develop key personnel.
The Company’s success at implementing Project Renewal and the Growth Game Plan and its future performance depends in significant part upon the continued service of its executive officers and other key personnel. The loss of the services of one or more executive officers or other key employees could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.  The Company’s success also depends, in part, on its continuing ability to attract, retain and develop highly qualified personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key employees or attract, assimilate and retain other highly qualified personnel in the future.

The resolution of the Company’s tax contingencies may result in additional tax liabilities, which could adversely impact the Company’s cash flows and results of operations.
The Company is subject to income tax in the U.S. and numerous jurisdictions outside the U.S. Significant estimation and judgment are required in determining the Company’s worldwide provision for income taxes. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by various worldwide tax authorities. Although the Company believes its tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in its historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse effect on future operating results.
Product liability claims or regulatory actions could adversely affect the Company’s financial results or harm its reputation or the value of its end-user brands.
Claims for losses or injuries purportedly caused by some of the Company’s products arise in the ordinary course of the Company’s business. In addition to the risk of substantial monetary judgments or fines or penalties that may result from any governmental investigations, product liability claims or regulatory actions could result in negative publicity that could harm the Company’s reputation in the marketplace, adversely impact the value of its end-user brands, or result in an increase in the cost of producing the Company’s products. The Company could also be required to recall possibly defective products, which could result in adverse publicity and significant expenses. For example, in 2014, the Company initiated a voluntary recall on harness buckles used on certain Graco-branded convertible and harnessed booster toddler car seats, which was later expanded to include harness buckles used on certain infant car seats manufactured between July 2010 and May 2013. In December 2014, the National Highway Traffic Safety Administration (“NHTSA”) announced an investigation into the timeliness of the recall, and in March 2015 the investigation concluded with Graco entering into a consent order with NHTSA pursuant to which Graco committed to spend $7 million in total over a five year period to enhance child passenger safety and make a $3.0 million payment to NHTSA, which was paid in the second quarter of 2015. Although the Company maintains product liability insurance coverage, potential product liability claims are subject to a self-insured deductible and may exceed the amount of insurance coverage, while certain costs, such as recall expenses and government fines, are outside the scope of the Company's insurance coverage.
A reduction in the Company’s credit ratings could materially and adversely affect its business, financial condition and results of operations.
The Company’s current senior debt credit ratings from Moody’s Investors Service, Standard & Poor’s and Fitch Ratings are Baa3, BBB- and BBB+, respectively. Its current short-term debt credit ratings from Moody’s Investors Service, Standard & Poor’s and Fitch Ratings are P-3, A-3 and F-2, respectively. Moody's and Fitch have a stable outlook on their ratings, and Standard & Poor’s has a positive outlook on its rating. The Company cannot be sure that any of its current ratings will remain in effect for any given period of time or that a rating will not be lowered by a rating agency if, in its judgment, circumstances in the future so warrant. A downgrade by Moody’s or Standard & Poor’s, which would reduce the Company’s senior debt below investment-grade, could increase the Company’s borrowing costs, which would adversely affect the Company’s financial results. The Company would likely be required to pay a higher interest rate in future financings, and its potential pool of investors and funding sources could decrease. If the Company’s short-term ratings were to be lowered, it would limit, or eliminate entirely, the Company’s access to the commercial paper market. The ratings from credit agencies are not recommendations to buy, sell or hold the Company’s securities, and each rating should be evaluated independently of any other rating.
The level of returns on pension and postretirement plan assets and the actuarial assumptions used for valuation purposes could affect the Company’s earnings and cash flows in future periods. Changes in government regulations could also affect the Company’s pension and postretirement plan expenses and funding requirements.
The funding obligations for the Company’s pension plans are impacted by the performance of the financial markets, particularly the equity markets, and interest rates. Funding obligations are determined under government regulations and are measured each year based on the value of assets and liabilities on a specific date. If the financial markets do not provide the long-term returns that are expected under the governmental funding calculations, the Company could be required to make larger contributions. The equity markets can be, and recently have been, very volatile, and therefore the Company’s estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates and legislation enacted by governmental authorities can impact the timing and amounts of contribution requirements. An adverse change in the funded status of the plans could significantly increase the Company’s required contributions in the future and adversely impact its liquidity.
Assumptions used in determining projected benefit obligations and the fair value of plan assets for the Company’s pension and other postretirement benefit plans are determined by the Company in consultation with outside actuaries. In the event that the

Company determines that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return on assets, or expected health care costs, the Company’s future pension and postretirement benefit expenses could increase or decrease. Due to changing market conditions or changes in the participant population, the assumptions that the Company uses may differ from actual results, which could have a significant impact on the Company’s pension and postretirement liabilities and related costs and funding requirements.